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                             January 4, 2022

       Bryan Bullett
       Chief Executive Officer
       Bit Digital, Inc
       33 Irving Place
       New York, NY 10003

                                                        Re: Bit Digital, Inc
                                                            Amendment No. 3 to
                                                            Registration
Statement on Form F-3
                                                            Filed December 2,
2021
                                                            File No. 333-260241

       Dear Mr. Bullett:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 1, 2021 letter.

       Amendment No. 3 to Registration Statement on Form F-3

       General

   1. Please update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that,
pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its
determination that it is unable to inspect or investigate completely accounting firms
headquartered in mainland China or Hong Kong. In addition, please revise your cover page,
summary section and risk factors section to disclose whether your auditor is subject to
the determinations announced by the PCAOB on December 16, 2021 and whether and how the
HFCAA and related regulations will affect your company.
 Bryan Bullett
Bit Digital, Inc
January 4, 2022
Page 2
Risk Factors, page 13

2. We note your disclosure regarding your Hong Kong subsidiaries. Please revise your risk factors section to disclose the risks related to your business operations in Hong Kong, including a discussion of the impact if certain PRC laws and regulations were to become applicable in Hong Kong and the risk that the subsidiaries could become subject to the direct oversight of the PRC government at any time due to changes in laws or other unforeseeable reasons, as well as recent policy pronouncements by the PRC government regarding business activities of US-listed Chinese businesses. Please also add a summary of these risks to your cover page.
      Please contact Tonya K. Aldave at (202) 551-3601 or Sonia Bednarowski at
(202) 551-
3666 with any questions.



                                                           Sincerely,
FirstName LastNameBryan Bullett
                                                           Division of
Corporation Finance
Comapany NameBit Digital, Inc
                                                           Office of Finance
January 4, 2022 Page 2
cc:       Elliot H. Lutzker, Esq.
FirstName LastName